Exhibit 99.1

Claude Resources Inc. Records Net Profit of $3.0 Million in Third Quarter of 2012

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Nov. 14, 2012 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its 2012 third quarter operating and financial results. All dollar amounts are in Canadian dollars unless stated otherwise.

Third Quarter Highlights Include:

•	Net profit of $3.0 million, or $0.02 per share, after a $1.3 million non-cash deferred income tax expense.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $8.6 million, or $0.05 per share.
•	Production of 15,073 ounces of gold for the quarter ended September 30, 2012.
•	Gold sales of 14,088 ounces at an average realized price of $1,663 (U.S. $1,671) for revenue of $23.4 million.
•	Total cash cost per ounce of gold (1) for the third quarter of 2012 was $920 (U.S. $924).
•	L62 Zone has been accessed and development is active on three levels. Development tonnage was accessed during the third quarter with production tonnage scheduled for the fourth quarter
•	Final leg of the shaft extension will be completed in stages starting in the fourth quarter and finish in the first quarter of 2013.
•	Santoy Gap drill results, released during the third quarter, extended the mineralized system up-dip, along strike to the north and at depth as well as confirmed continuity within the existing mineral resource. Drill hole JOY-12-677 returned the widest intercept to date, 14.58 grams of gold per tonne over 29.74 metres, confirming a high grade core that hosts multiple vein sets over combined widths of between 20 and 30 metres.
•	Seabee Gold Operation reaches one millionth ounce milestone.

"The Seabee Gold Operation delivered positive earnings and higher grade ore from Seabee Deep and the L62 Zone. With the tie-in of the shaft extension during Q1 2013 and higher grade ore anticipated from Seabee Deep and the L62 Zone, improved unit costs are expected to continue," stated Neil McMillan, President and Chief Executive Officer. "In addition to encouraging production and operating results, the Company's exploration drill results from Santoy Gap continue to deliver above average and consistent grade and widths which will be incorporated into and add materially to the Company's new life of mine plan and resource estimate. Finally, I am also excited with the new additions to our operating team. With their years of experience, I am confident that they will be able to execute on our new life of mine plan going forward."

Financials

A copy of Claude's Management's Discussion and Analysis as well as Claude's 2012 third quarter financial statements and notes (unaudited) can be viewed at www.clauderesources.com.

Table 1: Highlights of Financial Results of Operations (in Canadian dollars or as otherwise noted)
	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2012	2011	2012	2011

Revenue (CDN$ 000's)	$23,422	$18,203	$59,565	$49,764
Divided by ounces sold	14,088	10,898	35,941	32,777
Average realized price per ounce	$1,663	$1,670	$1,657	$1,518

Production costs (CDN$ 000's)	$12,955	$9,488	$38,070	$27,143
Divided by ounces sold	14,088	10,898	35,941	32,777
Total cash costs per ounce	$920	$871	$1,059	$828

Net cash margin per ounce sold	$743	$799	$598	$690

Depreciation and depletion (CDN$ 000's)	$4,172	$2,895	$11,324	$7,463
Gross profit (CDN$ 000's)	$6,295	$5,820	$10,171	$15,158
Net profit (CDN$ 000's)	$2,958	$2,643	$3,146	$9,656
Earnings per share (basic and diluted)	$0.02	$0.02	$0.02	$0.06

For the three months ended September 30, 2012, the Company recorded net profit of $3.0 million, or $0.02 per share, after a non-cash deferred income tax expense of $1.3 million.  This compares to a net profit of $2.6 million, or $0.02 per share, for the three months ended September 30, 2011.  Year to date, the Company recorded net profit of $3.1 million, or $0.02 per share (YTD 2011 - $9.7 million, or $0.06 per share), after a non-cash deferred income tax expense on $1.7 million.

Gold revenue from the Company's Seabee Gold Operation for the three months ended September 30, 2012 increased 29 percent to $23.4 million from $18.2 million reported for the three months ended September 30, 2011.  The increase in gold revenue period over period was attributable to a 29 percent improvement in gold sales volume (Q3 2012 - 14,088 ounces; Q3 2011 - 10,898 ounces); gold price was relatively unchanged period over period.

Gold revenue for the first nine months of 2012 increased 20 percent to $59.6 million from the $49.8 million reported in the first nine months of 2011.  This increase was attributable to a nine percent improvement in Canadian dollar gold prices realized: YTD 2012 - $1,657 (U.S. $1,654); YTD 2011 - $1,518 (U.S. $1,553) and a 10 percent increase in gold sales volume (YTD 2012 - 35,941 ounces; YTD 2011 - 32,777 ounces) period over period.

Total Canadian dollar cash cost per ounce of gold (1) for the third quarter of 2012 decreased 15 percent to $920 (U.S. $924) per ounce from $1,082 (U.S. $1,071) in the second quarter, but still up six percent from the third quarter of 2011 (Q3 2011: $871 (U.S. $888), principally as a result of the higher operating costs period over period.  Year to date, total cash cost per ounce of $1,059 (U.S. $1,057) was 28 percent higher than the total cash cost per ounce of $828 (U.S. $847) reported during the first nine months of 2011.

Cash flow from operations before net changes in non-cash operating working capital (1) of $8.6 million, or $0.05 per share, for the three months ended September 30, 2012, was up 54 percent from $5.6 million, or $0.03 per share, for the three months ended September 30, 2011.  Year to date, cash flow from operations before net changes in non-cash operating working capital was $16.4 million, or $0.09 per share (YTD 2011 - $17.6 million, or $0.11 per share).

Operations:

For the three months ended September 30, 2012, Claude milled 66,173 tonnes at a grade of 7.34 grams of gold per tonne (Q3 2011 - 66,722 tonnes at 5.51 grams of gold per tonne).  Year to date, the Company milled 205,537 tonnes at a grade of 5.83 grams of gold per tonne (YTD 2011 - 182,725 tonnes at a grade of 5.97 grams of gold per tonne).

During the third quarter of 2012, produced ounces were 33 percent higher period over period (Q3 2012 - 15,073; Q3 2011 - 11,324 ounces); these results were in line with Management's expectation for the quarter and were attributable to higher grade ore.  Year to date, produced ounces were 36,813 (YTD 2011 - 33,487 ounces) with mill recoveries relatively unchanged period over period.

Table 2: Seabee Gold Operation Quarterly Production and Cost Statistics
	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2012	2011	2012	2011

Tonnes Milled	66,173	66,722	205,537	182,725
Head Grade (grams per tonne)	7.34	5.51	5.83	5.97
Recovery	96.5%	95.8%	95.5%	95.5%
Gold Produced (ounces)	15,073	11,324	36,813	33,487
Gold Sold (ounces)	14,088	10,898	35,941	32,777
Production Costs (CDN$ 000's)	12,955	9,488	38,070	27,143
Cash Operating Costs (CDN$/oz) (1)	920	871	1,059	828
Cash Operating Costs (US$/oz) (1)	924	888	1,057	847

Exploration:

Claude continued to advance its exploration and development strategy during the third quarter of 2012.  At the Seabee Gold Operation, the Company has completed approximately 40,000 metres of regional drilling and 44,000 metres of underground drilling year to date in 2012. During the third quarter, exploration continued at Santoy Gap with one rig performing infill and step-out drilling. Results from this drilling will be included in the 2012 resource update which will be available in the first quarter of 2013. At the Amisk Gold Project, work continued on a Preliminary Economic Assessment and detailed reconnaissance prospecting and compilation of regional targets for future exploration. Madsen exploration, which included two underground rigs and one surface rig, wrapped up in the third quarter. Testing focused on the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity. Results from Madsen are anticipated during the fourth quarter.

OUTLOOK

Looking forward, the Company will continue to:

i)	Pursue best practices in the areas of safety, health and the environment;
ii)	Increase production and improve unit operating costs at the Seabee Gold Operation by investing in capital projects and equipment to further develop satellite deposits;
iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through further exploration and development;
iv)	Advance the Company's 100 percent owned Madsen Exploration Project; and
v)	Complete a Preliminary Economic Assessment on the Amisk Gold Project.

Operating Outlook

The Company expects to meet its forecast gold production of 48,000 to 50,000 ounces at the Seabee Operation. Unit costs for 2012 are estimated to be about 10 percent higher than 2011 unit cash costs of $908. Completion of the Seabee Mine Shaft Extension Project, originally schedule to be completed during the fourth quarter of 2012, has been deferred until the first quarter of 2013 in order to reduce interruption to operations. Hoisting down time has been reduced from 40 days to approximately 20 days.

A copy of Claude's Management's Discussion and Analysis as well as Claude's 2012 third quarter financial statements and notes (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on November 14, 2012 at 11:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until November 21, 2012 at 11:59 PM ET by calling 1-855-859-2056 and entering the passcode 47073064.

To view and listen to the webcast please use the following URL in your web browser:
http://www.newswire.ca/en/webcast/detail/1053041/1144489.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,010,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations, Qualified Persons, have reviewed the contents of this news release for accuracy.

Footnotes

(1)	See description and reconciliation of non-IFRS performance measures in the "Non-IFRS Performance Measures and Reconciliations" section of the Company's MD&A.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release, being November 14, 2012 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

A copy of Claude's third quarter 2012 Management's Discussion and Analysis and financial statements and notes (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 14-NOV-12